May 27, 2010

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention: Mark P. Shuman

Re:         Tangoe, Inc.
Registration Statement on Form S-1
File No. 333-166123

Ladies and Gentlemen:

On behalf of Tangoe, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).  Amendment No. 1 is being filed in response to comments contained in a letter, dated May 14, 2010 (the “Letter”), from Mark P. Shuman of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Albert R. Subbloie, Jr., the Company’s President and Chief Executive Officer.  The responses contained herein are based on information provided to us by representatives of the Company.  The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.  Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.  The Company respectfully requests that, upon the completion of the Staff’s review of the supplemental materials that will be submitted to the Staff under separate cover, the Staff return the supplemental materials pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, to Jeffrey A. Munsie, WilmerHale, 60 State Street, Boston, MA 02109.

General

1.                                       Please update your financial statements pursuant to Rule 3-12(g) of Regulation S-X.

Response:                                      The Company has revised the Registration Statement throughout in response to the Staff’s comment.

2.                                       We will process your amendments without price ranges.  Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.  The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response:                                      The Company has not yet included a price range in the Registration Statement.  The Company acknowledges that the price range will affect disclosures throughout the document and further acknowledges that once a price range is provided, the Staff may have further comment.

3.                                       We have received your application dated April 16, 2010 requesting confidential treatment for certain portions of Exhibit 10.24 to your registration statement.  We will promptly review the application for confidential treatment.  Comments, if any, will be provided in a separate letter.  Please be advised that your registration statement will not be declared effective until all issues relating to your confidential treatment request have been resolved.

Response:                                      The Company acknowledges the Staff’s comment regarding the Company’s confidential treatment request.

4.                                       We note that you have included graphic presentations in your registration statement.  To assist us in our evaluation of this information, please provide a camera-ready copy of the artwork in supplemental form.  Please be advised that we will contact you separately regarding the graphic text and/or artwork included in your filing and may have further comments.

Response:                                      The Company is supplementally providing the Staff with camera-ready copies of the artwork contained in the Registration Statement.

5.                                       Please specifically disclose the factual basis for and the context of your beliefs, estimates and opinions set forth in the registration statement.  You must be able to substantiate on a reasonable basis all such beliefs and opinions.  For example, please remove from your filing, or provide support for your statement under “Our Business” in your prospectus summary that you are “the leading global provider of on-demand communications lifecycle management software and related services...” and “Industry Background and Trends” regarding your estimate that “enterprises globally spend approximately $425 billion annually on their fixed and mobile communications services” on page 1.  Ensure that the criteria you evaluated in concluding that you are “the leading” provider are disclosed in reasonable detail, and to the extent appropriate, balance that claim with information concerning parameters with respect to which you are not a leader.

Response:                                      The Company is supplementally providing the Staff with the publications to support the disclosures on page 1 and elsewhere in the Registration Statement regarding the Company being the leading global provider of communications lifecycle management software and related services and the Company’s estimate that enterprises globally spend approximately $425 billion annually on their fixed and mobile communications services.  None of such publications were prepared for the Company or for use in connection with this offering.

6.                                       You provide information about the market for your products and services that is based upon reports or studies authored by third parties.  Please provide supplemental copies of the reports or other source documentation from which this market or other data is extracted.  Also, please clearly mark any third-party sources to highlight the applicable portion or section containing the data you use in the prospectus, and cross-reference it to the appropriate location in your prospectus.  Please tell us whether all or any of the third-party reports were prepared for you or for use in connection with the offering.  In this regard, we also note your statements on page 72 regarding the estimates of IDC concerning the growth rate of worldwide shipments of business-use mobile devices.

Response:                                      The Company is supplementally providing the Staff with the IDC publication to support the disclosure on page 78 of the Registration Statement.  Such publication was not prepared for the Company or for use in connection with this offering.

7.                                       You indicate on page 81 that you conduct business with African and Middle Eastern carriers.  Please describe the nature and extent of the business you have conducted and continue to conduct in these regions.  Such description should provide a specific breakdown on a country-by-country basis as to the amount and nature of the business conducted in these geographic areas.

Response:                                      In response to the Staff’s comment, the Company advises the Staff that it does not conduct business with African and Middle Eastern carriers.  The case study that the Staff references relates to an end customer that has its corporate headquarters in Ireland and that has relationships with carriers located in Africa and the Middle East, independent of the Company.  The Company receives and processes the invoices from such African and Middle Eastern carriers on behalf of the end customer (often pursuant to a letter of agency between the Company and the end customer), but the Company does not itself have any contractual or other business relationship directly with such carriers.

Risk Factors

Risks Related to Our Business

“Our limited operating history makes it difficult to evaluate our current operations and future prospects, page 11

8.                                       You state that your limited operating history makes it difficult to evaluate your current operations and future prospects.  Please reconcile this disclosure with the fact that you have been operating for over ten years.  It would seem that the language in this risk factor subcaption referring to a limited operating history is inconsistent with the length of time you have actually operated.  Please consider revising to emphasize in the risk factor subcaption and the text of the related risk factor the numerous, uninterrupted fiscal reporting periods in which net losses have been reported.

Response:                                      The Company has deleted the referenced risk factor from the Registration Statement in response to the Staff’s comment.

“Because we collect and recognize revenue over the terms of our customer agreements, lack of customer renewals...,” page 12

9.                                       You state that the aggregate effect of a decline in new or renewed customer agreements in any one quarter may negatively affect your revenue in future quarters.  Please expand to explain whether you have experienced any such declines in recent periods.  As applicable, disclose the number of new customers acquired by your business and your renewal rates over the most recent periods.

Response:                                      The Company has revised the disclosure on page 12 of the Registration Statement in response to the Staff’s comment.  In addition, the Company advises the Staff that it believes that it would be misleading to investors to disclose the number of new customers or the Company’s renewal rates over certain periods.  Because the terms of the Company’s customer agreements vary, and because the Company seeks future revenue through a combination of new customers, renewals and the expansion of services to existing customers, the Company believes that disclosing new customer or renewal rate trends would be misleading to investors who might seek to use the information to derive specific levels of future revenue.

If we fail to successfully migrate to our new accounting system....page 22

10.                                 We note that historically your accounting systems have operated on a platform that you do not believe is sufficient to permit compliance with your financial reporting requirements as a public company and the Sarbanes-Oxley Act.  Please clarify whether management and/or your auditors have identified a significant deficiency or material weakness in your internal controls over financial reporting.  If so, then please revise to clearly indicate as such and revise to disclose how long you estimate it will take to implement the new accounting system and remediate the deficiency/weakness, if any.  Also, disclose any material costs associated with your remediation plan that you have incurred (or that you expect to incur).

Response:                                      In response to the Staff’s comment, the Company advises the Staff that the Company’s decision to upgrade its accounting platform was not part of any remediation plan related to a significant deficiency or material weakness in its internal controls over financial reporting.  Instead, the Company decided to upgrade the Company’s accounting platform proactively in light of the Company’s growth, including in terms of revenue, number of customers, infrastructure and employee headcount, and its plans to conduct this offering and become a public reporting company.  The Company has also revised the disclosure on page 22 of the Registration Statement in response to the Staff’s comment.

“An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price”, page 24

11.                                 You state on page 24 that your shares have been approved for trading on the NASDAQ Global Market.  Please provide us your basis for that conclusion and reconcile the statement with seemingly inconsistent disclosure elsewhere.  In this regard, we note your disclosure on the outside front cover page of your prospectus that you have applied to list your common stock on the NASDAQ Global Market under the symbol “TNGO.”

Response:                                        The Company has revised the disclosure on page 24 of the Registration Statement in response to the Staff’s comment.

Selected Consolidated Financial Data, page 36

12.                                 Revise to include pro forma earnings per share information giving effect to the number of shares issued in this offering whose proceeds will be used to pay down the outstanding balances of your senior secured term loan and revolving credit facilities.  Please ensure that the footnotes to your pro forma disclosures clearly support the calculations of both the numerator and denominator used in your pro forma disclosures.  We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Response:                                      The Company acknowledges the Staff’s comment regarding the pro forma earnings per share information.  Because the Company does not yet know the price range for this offering, the Company is not able to calculate the number of shares to be issued in the offering whose proceeds will be used to pay down in full the outstanding balances of its senior secured term loan and revolving credit facilities.  The Company will revise the Registration Statement in response to the Staff’s comment once the

Company knows the price range for this offering and can make the requisite calculation with respect to the number of shares.

Management’s Discussion and Analysis of Results of Financial Condition and Results of Operations

Overview, page 40

13.                                 Please tell us what consideration you gave to expanding your “Overview” to identify the qualitative factors that your company’s executives focus on in evaluating the financial condition and operating performance of your business on both a short-term and long-term basis.  Management’s objectives regarding the offering and their views as to whether and how the application(s) of the offering proceeds might improve operating results are unclear.  You may also wish to address the material operations, risks and challenges facing your company and how management is dealing with these issues.  For example, discuss material risks associated with your strategy to expand, extend and develop your business as discussed on page 11.  In this regard, we note your disclosure on page 13 that increased competition may result in additional pricing pressure, reduced sales, shorter-term lengths for customer contracts, lower margins or the failure of your solution to maintain broad market acceptance.  You also indicate that future access to additional markets will depend in part on your development of relationships with “major global business process outsourcing companies such as Affiliated Computer Services, IBM and Perot Systems.”  For guidance, refer to Section III.A of SEC Release 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response:                                      The Company has revised the disclosure on pages 40 and 41 of the Registration Statement in response to the Staff’s comment.  The Company has also considered the other points raised by the Staff in its comment and believes that the Registration Statement, including the risk factors contained therein, adequately address such items.

Key Business Metrics, page 41

14.                                 We note that recurring technology and services revenue growth is a key metric used to monitor performance and identify trends affecting your business.  Please tell us when you invoice your customers for your on-demand software arrangements (i.e. monthly, quarterly, annually, etc.) and clarify whether the deferred revenue balance represents all unearned revenue for these arrangements.  To the extent that your subscription arrangements are firm orders to deliver services throughout the contract term and to the extent that your deferred revenue balance does not reflect the entire amount due, then tell us how you considered disclosing the amount of backlog orders (bookings) resulting from your recurring revenue arrangements pursuant to Item 101(c)(viii) of Regulation S-K.  Also tell us how you considered including a discussion regarding the nature and origin of deferred revenue in MD&A.

Response:                                      In response to the Staff’s comment, the Company advises the Staff that the Company does not follow a single invoicing practice for all of its customers and that the timing of invoices varies by customer in accordance with the terms of the particular customer agreement.  The Company invoices many of its customers on a current or monthly basis; however, the Company also invoices a portion of its customers on a quarterly or annual basis.  All amounts invoiced to a customer for software or related services that have not yet been delivered at the time of invoicing are recorded as deferred revenue until recognized in accordance with the conditions described on pages 41 and 42 of the Registration Statement.

While certain of the Company’s customer agreements constitute firm orders to deliver software and related services through the contract term and the full amounts due under those agreements have not yet been invoiced to the customer, resulting in the future amounts due under such agreements not being reflected in either recognized or deferred revenue, the Company believes that those amounts not reflected in recognized or deferred revenue do not constitute backlog orders as described in Item 101(c)(viii) of Regulation S-K.  The Company believes that those amounts do not constitute backlog orders because they represent potential future payments for software and related services that the Company has the capability of delivering presently but which, by the terms of the applicable customer agreements, must be delivered in various future periods.  In contrast to backlog orders, the Company’s ability to deliver on those obligations is not limited by its present capacity, and regardless of the Company’s ability to deliver the software and related services specified, such obligations could not be fulfilled in any periods other than those in which performance is required under the terms of the applicable agreements.  Consequently, the Company does not consider its future obligations under such agreements to be backlog and does not consider future amounts due to the Company under such agreements to be backlog orders.  As a result, the Company does not believe that disclosure in the Registration Statement with respect to amounts of backlog orders is necessary.

The Company considered including disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding the nature and origin of deferred revenue; however, the Company concluded that, in light of the absence of a standardized invoicing interval across the Company’s customer agreements and the resultant consequence that different portions of the Company’s deferred revenue would be recognized over differing periods of time, deferred revenue did not constitute a meaningful indicator of revenue for any future period and that inclusion of such a discussion regarding deferred revenue would not enhance the Registration Statement’s description of the Company’s financial condition or results of operations and might otherwise confuse or mislead prospective investors.

Liquidity and Capital Resources

Critical Accounting Policies

Stock-based Compensation, page 46

15.                                 Please tell us your proposed IPO price range, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response:                                      In response to the Staff’s comment, the Company advises the Staff that the underwriters have not yet provided the Company with an estimated price range.

16.                                 We note your discussion regarding the various option issuances and the corresponding valuations of the underlying common stock.  With regards to these disclosures please explain further and revise to disclose in more detail the factors contributing to the increase in the value of your common stock from $0.47 at April 29, 2009 to $0.74 at June 30, 2009.

Response:                                      The Company has revised the disclosure on pages 51 and 52 of the Registration Statement in response to the Staff’s comment.

17.                                 When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying common stock as of the most recent valuation date and the midpoint of your IPO offering range.  This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock.  Please continue to update this information for any equity issuances made and common stock valuations performed subsequent to your most recent balance sheet date through the effective date of the registration statement.

Response:                                      The Company acknowledges the Staff’s comment.  Once the price range for this offering is known and provided in the Registration Statement, the Company will reconcile and explain the difference between the fair value of the underlying common stock as of the most recent valuation date and the midpoint of the price range.

Sources of Liquidity, page 66

18.                                 You disclose that you believe your existing cash and cash equivalents, the cash flows from operating activities and the net proceeds from this offering will be sufficient to pay down the long-term debt and meet the anticipated cash needs for at least the next twelve months.  Please revise or expand this disclosure to include this determination for the next twelve months without regards to the proceeds from the offering in order to provide investors with management’s assessment of capital resources if the offering does not close.

Response:                                      The Company has revised the disclosure on page 71 of the Registration Statement in response to the Staff’s comment.

19.                                 You state that your existing cash and cash equivalents, your cash flow from operating activities and your net proceeds from this offering will be sufficient to pay down your long-term debt and to meet your anticipated cash needs for at least the next twelve months.  We note however your disclosures on page three that your “strategy is to extend [your] position as the leading global provider of CLM solutions” and on page 11 that you “expect to continue making significant future expenditures to develop and expand [your] business.”  Please tell us whether you considered these, or any other material planned capital expenditures that may result from a known demand, as where the expenditures are necessary to a continuation of your company’s expected growth trend.  For guidance, see Section III.B of SEC Release No. 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

Response:                                      In response to the Staff’s comment, the Company advises the Staff that it has considered the implementation of the strategies disclosed on page 3 of the Registration Statement, including the related capital expenditures, in determining its anticipated cash needs over the next twelve months.  The Company acknowledges the Staff’s guidance regarding the disclosure of known trends related to the implementation of such strategies and believes that the Company has addressed such trends in the Registration Statement.  For instance, on page 43 of the Registration Statement, the Company states: “As our customer base continues to grow, we expect our cost of revenue to increase in absolute dollars as we expand our data center and customer support operations to support our continued growth.”  In addition, on page 43 of the Registration Statement, the Company states: “We expect to continue to hire a significant number of new employees in order to support our overall growth.”

20.                                 As a related matter, we note your disclosure on page 11.  Please tell us whether you considered what you describe as the “additional significant legal, accounting and other expenses” that you will incur” as a public company in determining your anticipated capital needs over the next twelve months.  Consider disclosing the minimum known additional costs that will be associated with your status as a public company.

Response:                                      In response to the Staff’s comment, the Company advises the Staff that it has considered the additional significant legal, accounting and other expenses that it will incur as a public company in determining its anticipated cash needs over the next twelve months.  However, it is difficult for the Company to quantify such amount at this time due to the variability of the underlying costs.  For instance, the Company is in the process of securing directors’ and officers’ insurance, which is a significant portion of such costs and will not be known until a provider has been selected.  In making its determination that it will be able to meet its cash needs for at least the next twelve months, the Company assumed that its legal, accounting and other expenses related to being a public company would be within a reasonable range.  The Company does not currently know what the minimum known additional costs associated with being a public company will be and believes that such disclosure would be misleading to investors because the minimum costs might differ materially from what the Company’s actual costs might be.

Quantitative and Qualitative Disclosures About Market Risk, page 69

21.                                 Please advise us as to your consideration to include disclosure regarding the interest rate risk in your debt facilities including the revolving line of credit and term loan as described in Note 9 pursuant to Item 305 of Regulation S-K.

Response:                                      In response to the Staff’s comment, the Company advises the Staff that the Company intends to use a portion of its net proceeds from this offering to pay down in full the outstanding balances on its senior secured term loan and revolving credit facilities.  Because it is the Company’s intention to not have any outstanding balances under such facilities immediately following this offering, the Company does not believe that the interest rate risk related to such facilities is material.  As a result, the Company has not included any disclosure in the Registration Statement regarding the interest rate risk related to such facilities.

Business, page 71

22.                                 We note your disclosure regarding your acquisitions of Tram Wireless, Inc., Strategies Group, Inc. and Internodes, Inc. on page 40.  Please describe the general development of the businesses of these entities during the past five years or for such shorter period as these entities may have been in business.  In particular, describe the strategies associated with the acquisitions and how the transactions affected the company.

Response:                                        The Company has revised the disclosure on page 86 of the Registration Statement in response to the Staff’s comment.

Management

Executive Officers and Directors, page 86

23.                                 We refer to your biographical disclosure for Messrs. Coit, Goldging, Kaiser and Walley.  Please revise your document to describe with specificity the particular experience, qualifications, attributes or skills that led to the conclusion that each of these individuals should serve as directors for your company.  See Item 401(e)(l) of Regulation S-K.  For additional guidance, please refer to Section II.B.3 of SEC Release No. 33-9089.

Response:                                        The Company has revised the disclosure on pages 93 through 95 of the Registration Statement in response to the Staff’s comment.

Executive Compensation

Components of Our Executive Compensation Program, page 96

24.                                 Concerning the peer group of companies developed by PricewaterhouseCoopers, please tell us whether the performance of the peer group companies was considered as compared to your own.  To the extent that such a comparison was made, please tell us how the performance of the peer group company compared to that of your company.  In this regard, we note that you have reported net losses for the last three years.

Response:                                        The Company has revised the disclosure on pages 103, 108 and 111 of the Registration Statement in response to the Staff’s comment.

25.                                 You state that you have not had any type of policy or target for allocating between long-term and short-term compensation or between cash and non-cash compensation, but that your compensation committee and board have and will continue to subjectively establish these allocations on an annual basis.  Please describe the factors that were considered, and that will be considered, by your compensation committee and board of directors in their subjective establishment of the allocation between the different elements of compensation.

Response:                                        In response to the Staff’s comment, the Company advises the Staff that the Company’s compensation committee and board of directors do not consider the allocation amongst the various components of compensation when determining overall compensation.  The Company’s compensation committee and board of directors have historically determined, and the Company anticipates that they will continue to determine, the different components of compensation independently, in each case in accordance with the criteria described in the Registration Statement under the heading “Executive Compensation — Compensation Discussion and Analysis — Components of Our Executive Compensation Program,” but without regard to the other components.  As a result, the allocation between the different components will be established solely by the compensation committee and board of directors’ determinations of the amounts to be paid with respect to each individual component.  The Company expects that the allocation amongst the various components of compensation will fluctuate from year to year as a result of the independent determinations of such components.  The Company has revised the disclosure on page 102 of the Registration Statement to reflect the foregoing.

Base Salaries, page 96

26.                                 You state that the increases in the base salaries of Mr. Subbloie, Mr. Martino and Mr. Gamble for 2009 were made because the base salaries of these executives were substantially below the mean base salaries of comparable executive offices in your private and public company benchmark groups.  Please provide your basis for choosing the mean of the base salaries of the peer group companies as a benchmark for setting the base salaries of your executive officers.  See Item 402(b)(1)(v) of Regulation S-K.  You should also provide similar disclosure regarding the basis for your decision to choose to benchmark the base salaries of your executive officers at the 50th percentile of the companies in your public-company peer group for 2010.

Response:                                        The Company has revised the disclosure on pages 102 and 103 of the Registration Statement in response to the Staff’s comment.

Equity Incentive Awards, page 103

27.                                 In determining the size of equity grants, you state that that your compensation committee and board have historically considered, and will continue to consider, the comparative share ownership levels of employees in your private and public company benchmark groups, your corporate performance and the applicable employee’s individual performance.  Please revise to disclose the specific items of corporate performance that are taken into account in making decisions to make equity awards to your named executive officers.  In this regard, we note your statement that pursuant to your 2010 Stock Incentive Plan, executive officers will be able to receive grants of equity awards at the discretion of your compensation committee.  See Item 402(b)(2)(v) of Regulation S-K.

Response:                                        The Company has revised the disclosure on page 110 of the Registration Statement in response to the Staff’s comment.

28.                                 As a related matter, your revised document should also disclose how awards of equity to your named executive officers are structured and implemented to reflect these items of your performance, including whether discretion can be or has been exercised (either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout), identifying any particular exercise of discretion, and stating whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s).  See Item 402(b)(2)(vi) of Regulation S-K.

Response:                                        The Company’s compensation committee and board of directors have historically granted, and expect to continue to grant, equity incentive awards in the form of stock options that vest over time, as described on pages 109 through 111 of the Registration Statement, which, once granted, do not permit the Company’s compensation committee or board of directors to exercise discretion to reduce or increase the amount of such awards.  In connection with the grant of equity incentive awards, the Company’s compensation committee and board of directors evaluate the recent performance of the Company, among other factors, as described on page 110 of the Registration Statement, in determining the size of the equity incentive awards to be granted.  The Company’s compensation committee and board of directors have not, and do not expect to, set specific performance goals for the grant of equity incentive awards and, accordingly, have not exercised, and do not expect to exercise, discretion to award equity incentive compensation absent attainment of any particular performance goal.  In response to the Staff’s comment, the Company advises the Staff that the equity incentive awards granted by the Company are not structured to reflect the Company’s corporate performance.  Accordingly, the Company does not believe that any additional disclosure in the Registration Statement is necessary with respect to this matter.

29.                                 You indicate that the annual grant of options to your executive officers in January 2009 was based primarily on your compensation committee’s and board’s subjective assessment of the levels of executive equity ownership in your comparable private company group and public-company benchmark group.  Please revise to describe the subjective assessment of the levels of executive equity ownership of the peer groups conducted by your board.  In this regard, you should describe what was considered with respect to the equity ownership of the peer groups’ executives, what subjective conclusions were reached by your board in that respect, and how those conclusions affected the equity awards by your company.

Response:                                        The Company has revised the disclosure on page 110 of the Registration Statement in response to the Staff’s comment.

Related Party Transactions

Promissory Notes, page 118

30.                                 We note your disclosure regarding the promissory notes relating to the loans made to your chief executive officer.  We further note your disclosure regarding your policies and procedures for related party transactions on page 121.  Please clarify when the policies and procedures for the review of related party transactions were adopted and whether such policies and procedures were applied to the loans made to Mr. Subbloie.  To the extent such policies and procedures were applied, you should describe the manner of such application.  In this regard, you indicate that your chief executive officer has the ability to grant “advance approval” of a related party transaction when practicable under the circumstances.  Please describe briefly the “advance approval” process.

Response:                                        The Company has revised the disclosure on page 127 of the Registration Statement to reflect the pending adoption of the Company’s policies and procedures for the review of related party transactions.  The Company advises the Staff that these policies and procedures were not adopted prior to the loans made by the Company to its Chief Executive Officer disclosed in the Registration Statement and, accordingly, these policies and procedures were not applied to such loans.

The Company advises the Staff that the Company’s Chief Executive Officer does not have the ability to grant advance approval of related party transactions under these policies and procedures.  As described on page 128 of the Registration Statement, the Company’s Chief Financial Officer may determine that advance approval of a related person transaction by the Company’s audit committee is not practicable under the circumstances, in which case the Company’s audit committee will review, and may in its discretion ratify, the related person transaction at the next meeting of the audit committee, or, alternatively, the Company’s Chief Financial Officer may present such related person transaction to the chair of the audit committee, who will review and may approve the related person transaction, subject to ratification by the audit committee at the next meeting of the audit committee.  Accordingly, the Company does not believe that any additional disclosure is necessary in the Registration Statement with respect to this approval process.

31.                                 To the extent such policies and procedures regarding the review of related party transactions were applied to the loans made to Mr. Subbloie, please disclose the conclusions reached by your chief financial officer and audit committee regarding the loans.  In this regard, we note that in determining whether a related party transaction is appropriate, one of the factors considered by your audit committee is “whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to [you] than the terms that could have been reached with an unrelated party.”

Response:                                        As described above in response to the Staff’s Comment #30, the Company advises the Staff that these policies and procedures were not adopted prior to the loans made by the Company to its Chief Executive Officer disclosed in the Registration Statement and, accordingly, these policies and procedures were not applied to such loans.

32.                                 Your description on page 119 of the transactions with Imagine Financial Partners, LLC provides information about the extent of the related party transaction over the period from the formation of the arrangement through December 31, 2009.  To the extent the amounts involved in this transaction exceeded $120,000 in any fiscal year since formation of the agreement:  please also indicate the amount paid under the arrangement during such year.

Response:                                        The Company has revised the disclosure on page 126 of the Registration Statement in response to the Staff’s comment.

33.                                 In your response letter and with a view to enhance the disclosure in the prospectus, please describe more fully the nature of your relationship with IBM.  Clarify whether the relationship is governed by a written agreement that defines the material rights and obligations of the parties with respect to the transactions that accounted for more than 11% of your revenues in the most recent year.  In your response letter, please provide your analysis as to why you have not filed any agreements relating to your alliance partnership with IBM as exhibit(s) to your filing.

Response:                                        In response to the Staff’s comment, the Company advises the Staff that IBM is a strategic alliance partner of the Company that engages the Company to supply software and related services to various customers of IBM.  IBM’s engagement of the Company to supply software and related services is pursuant to: (1) a Master Procurement Agreement, entered into between IBM and Information Strategies Group prior to its acquisition by the Company, a Transaction Attachment to such Master Procurement Agreement, and various Statements of Work, Work Authorizations and Purchase Orders that incorporate the terms of the Master Procurement Agreement and Transaction Attachment by reference; and (2) a Licensed Works Agreement, entered into between IBM and the Company, and various Master Statements of Work, Associated Statements of Work and Work Authorizations that incorporate the terms of the Licensed Works Agreement by reference.

The Company does not consider any of the Master Procurement Agreement, the Transaction Attachment or the Licensed Works

Agreement (which, for purposes of this response, the Company will refer to as the Master Agreements), to be material to its business because, although the terms of such Master Agreements apply to multiple end-customer relationships that the Company has established through IBM, the terms of such Master Agreements do not relate to and do not specify the Company deliverables, pricing or the other material terms of such end-customer relationships.  Those material terms are specified in the Statements of Work, Work Authorizations, Purchase Orders and other such agreements that more specifically relate to such end-customer relationships (which, for purposes of this response, the Company will refer to as the Subordinate Agreements) and which incorporate the terms of the Master Agreements by reference.  Therefore, the Company believes that each such Master Agreement is immaterial under Item 601(b)(10)(i) of Regulation S-K and need not be filed as an exhibit to the Registration Statement.   In addition, even if one or more of the Master Agreements is considered material to the Company’s business, the Company nevertheless believes that it need not file such Master Agreement as an exhibit to the Registration Statement under Item 601(b)(10)(i) and (ii) of Regulation S-K because the Company has routinely entered into agreements similar to the Master Agreements, including similar agreements with each of the Company’s fourteen other strategic alliance partners and, consequently, believes that each of the Master Agreements is an ordinary course contract and a contract on which the Company’s business is not substantially dependent.

The Company does not consider any Subordinate Agreement to be material to its business because no Subordinate Agreement relates to a material amount of the Company’s revenue.  Therefore, the Company believes that each such Subordinate Agreement is immaterial under Item 601(b)(10)(i) of Regulation S-K and need not be filed as an exhibit to the Registration Statement.  In addition, even if one or more of the Subordinate Agreements is considered material to the Company’s business, the Company nevertheless believes that it need not file such Subordinate Agreement as an exhibit to the Registration Statement under Item 601(b)(10)(i) and (ii) of Regulation S-K because the Company enters into such Subordinate Agreements in the ordinary course of its business and, consequently, believes that each of the Subordinate Agreements is an ordinary course contract and a contract on which the Company’s business is not substantially dependent.

Principal and Selling Stockholders, page 123

34.                                 In your response letter, please describe the ownership structure of Investor AB.  In particular, please identify each shareholder of that entity that directly or indirectly holds in excess of 20% of the equity of Investor Growth Capital.  Also, please tell us whether any of the selling shareholders are affiliates of registered broker-dealers.

Response:                                        In response to the Staff’s comment, the Company advises the Staff that Investor AB is a publicly traded Swedish company listed on the Stockholm Stock Exchange, and that the Company has been informed by Investor AB that, as of March 31, 2010, the Knut and Alice Wallenberg Foundation owned 18.61% of the outstanding capital stock of Investor AB and that no other person held more than 5% of the outstanding capital stock of Investor AB.  The Company further advises the Staff that it has been informed by Investor AB that such stockholder held an indirect interest in the outstanding capital stock of Investor Growth Capital Limited in an equal percentage, as Investor Growth Capital Limited was, and is, a wholly owned subsidiary of Investor AB, and that no other person (other than Investor AB) held a direct or indirect interest in Investor Growth Capital Limited in excess of 5% of its outstanding capital stock.

The Company advises the Staff that, as of the date of this letter, there has been no determination made as to whether any selling stockholders will participate in this offering.  The Company advises the Staff that if any selling stockholders do participate, it will inform the Staff as to whether any of such selling stockholders are affiliates of registered broker-dealers.

Financial Statements

Consolidated Balance Sheets, page F-3

35.                                 We note from your disclosures on page F-7 that the outstanding warrants to purchase preferred stock will convert into warrants to purchase common stock upon the closing of this offering.  Tell us how you intend to classify the warrants upon conversion.  Also, to the extent the warrants will be reclassified into equity, tell us how you considered including the reclassification in your pro forma disclosures on the face of the historical balance sheet as well as in the capitalization table on page 32.

Response:                                        The Company has revised the disclosure on page F-37 of the Registration Statement in response to the Staff’s comment to specifically state that the warrants to purchase preferred stock will automatically convert to warrants to purchase common stock upon the closing of this offering.  The Company also advises the Staff that it has updated the pro forma disclosure on the face of the historical balance sheet and the capitalization table.

Consolidated Statements of Operations, page F-4

36.                                 We note your revenue line item for “strategic consulting, software licenses and other” includes both product and services.  Tell us how you considered Rule 5- 03(b)(1) and Rule 5-03(b)(2) of Regulation S-X to separately disclose revenues and cost of revenues for both product and services.

Response:                                        In response to the Staff’s comment, the Company advises the Staff that the Company did consider Rule 5-03(b)(1) and Rule 5-03(b)(2) of Regulation S-X to determine if separately disclosing revenue and cost of revenue for both products and services was appropriate.  For the years ended December 31, 2007, 2008 and 2009, software license fees were $606,000, $149,000 and $447,000, respectively, which accounted for 2.9%, 0.3% and 0.8% of total revenue for the years ended December 31, 2007, 2008 and 2009, respectively.  Since software revenue was less than 10% of total revenue, the Company combined each class of revenue.

Notes to the Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-7

37.                                 We note from your disclosures on page 42 that “on occasion” you license the Communications Management Platform to customers on a perpetual basis.  Tell us the amount of revenue recognized from sale of these arrangements and the percentage of such sales that include maintenance or other elements for each period presented.  In addition, you indicate that a portion of the license fee for your multiple element arrangements is allocated to software maintenance based on the value established by independent sales of such maintenance services to customers.  Please describe the process you use to evaluate the various factors that affect your VSOE for each element, such as customer type, purchase volume, duration of arrangement, etc.  Further, address the issue that if VSOE varies from customer to customer, how you can reasonably estimate fair value and tell us how you considered the guidance in ASC 985-605-25-6 in accounting for such arrangements.

Response:                                        The Company has revised the disclosure on page F-8 of the Registration Statement to expand its disclosures on revenue recognition in response to the Staff’s comment.  The Company also advises the Staff that the amount of revenue recognized from the sale of these arrangements was immaterial for the years ended December 31, 2007, 2008 and 2009.  The Company recognized revenue from the perpetual licensing of its Communications Management Platform of $606,000, $149,000 and $447,000 for the years ended December 31, 2007, 2008 and 2009, respectively, which accounted for 2.9%, 0.3% and 0.8% of total revenue for those respective periods.

38.                                 We note you recognize implementation fees associated with recurring technology and services engagements ratably over the expected life of the customer relationship.  Tell us whether the expected life is determined on an individual or aggregated basis and revise to disclose the average expected life used to recognize revenue.

Response:                                        The Company has revised the disclosure on page F-8 of the Registration Statement to disclose the average expected life used to recognize revenue in response to the Staff’s comment.

Cash Held on Behalf of Customers, page F-9

39.                                 We note that the funds held on behalf of your customers for payment of the customer’s communications invoices are not included in your consolidated balance sheets.  Please clarify whether you have legal ownership over these funds.  Also, please explain further how you determined that the funds collected as well as the obligations to the communications company should not be reflected on your consolidated balance sheet.  Provide the accounting guidance considered to supports your conclusions.

Response:                                        The Company has revised the disclosure on page F-10 of the Registration Statement to further clarify and explain its obligations with respect to maintaining these funds on behalf of its customers and why the Company determined these funds did not need to be reflected on its consolidated balance sheet.

Note 10.  Income Taxes, page F-23

40.                                 Please revise to include a reconciliation of the reported amount of income tax expense/benefit attributable to continuing operations for each year presented to the amount of tax expense/benefit that would result from applying the domestic federal statutory tax rate to pretax income/(loss) from continuing operations including the estimated amount and the nature of each significant reconciling item pursuant to ASC 740-10-50-12.

Response:                                        The Company has revised the disclosure on pages F-25 and F-26 of the Registration Statement to include an income tax rate reconciliation of the Company’s effective tax rate to the statutory federal income tax rate in response to the Staff’s comment.

41.                                 Please clarify your disclosures on page F-24 where you state the $2.2 million “decrease” in the valuation allowance for fiscal 2008 is primarily attributable to the “increase” in the net operating loss carryforwards and deferred tax assets associated with deferred revenue.

Response:                                        The Company has revised the disclosure on page F-26 of the Registration Statement in response to the Staff’s comment.

Note 11.  Loss Per Share Applicable to Common Stockholders, page F-26

42.                                 Please reconcile the 70,221,184 potentially dilutive convertible preferred stock in the table on page F-26 to the total outstanding shares of Series A convertible and redeemable convertible preferred stock at December 31, 2009 of 66,940,579.

Response:                                        The Company has revised the disclosure on page F-28 of the Registration Statement in response to the Staff’s comment.

Note 13.  Stockholders’ Deficit, page F-27

43.                                 Your disclosures on page 128 indicate that the company entered into an amended and restated registrations rights agreement with certain of your stockholders.  Please tell us the considerations made in determining whether to disclose this agreement and its terms in the financial statement footnotes.

Response:                                        The Company has revised the disclosure on page F-34 of the Registration Statement to disclose the Eighth Amended and Restated Investor Rights Agreement, as amended, in response to the Staff’s comment.

Common Stock, page F-27

44.                                 Tell us and revise to disclose the fair value of the Series A convertible preferred stock and common stock that was repurchased in connection with the Series F financing and tell us how you determined each value.  Also, tell us how the fair values compare to the repurchase prices for both preferred and common stock.  In addition, tell us the specific accounting guidance you relied upon in recording the excess amounts for the repurchase of common stock paid to employees as compensation and the amounts paid to non-employees as deemed dividends.  Further, tell us how you considered ASC 260-10-S99-2 to record the excess of the purchase price (which approximated fair value) over the carrying value for the Series A convertible preferred stock as a deemed dividend.

Response:             The Company has revised the disclosure on page F-29 of the Registration Statement in response to the Staff’s comment to include the fair value of the Series A convertible preferred stock and common stock that was repurchased in connection with the Series F financing.  The Company also advises the Staff that the repurchase price was slightly higher than the fair value for both the preferred and common stock.  The Company referenced guidance in ASC 718, which states, for employee common stock repurchases, that when shares are settled for cash in excess of fair value, compensation cost for the difference should be recognized.

For non-employees common stock repurchases, the Company notes that when shares are settled for cash in excess of fair value, the difference should be considered a deemed dividend.  The Company has revised its consolidated statement of operations on page F-4 of the Registration Statement to properly reflect the deemed dividend in compliance with ASC 260-10-S99-2.

Preferred Stock and Common Stock Warrants, page F-31

45.           We note your discussion regarding the warrant issued to IBM to purchase up to 11,264,769 shares of the company’s common stock.  In an effort to better understand this transaction please explain further the nature of the relationship with IBM and the significant terms of the strategic relationship agreement.  Also, explain the basis for amortizing the cost of the warrants over a 10 year period considering the strategic relationship agreement is for five years and tell us how you determined that such amounts should be recorded as contra-revenue.  In addition, tell us how you considered the guidance in ASC 505-50-30-11 in determining the measurement date for both the initial 3.1 million warrants issued in October 2009 and the subsequent recognition of probable grants in December 2009 and tell us the number of warrants recognized at such time.

Response:             In response to the Staff’s comment, the Company advises the Staff that IBM typically signs customers to long term contracts ranging from three to five years, with some customers signing seven-year contracts.  The Company took into consideration the customers who will be signed in years four and five of the strategic relationship agreement with IBM.  These customers would extend the relationship up to, and potentially beyond, ten years.  In addition, based on the Company’s past experience with other IBM customers renewing their contracts, the Company expects additional renewals in the future.  Based on these two factors, the Company felt that ten years was a reasonable period to amortize the cost of the warrants.  The Company considered ASC 605-50-25-7 through 25-9 and ASC 605-50-55-96 through 55-100 in determining that the amortization of the cost of the warrants should be contra-revenue as opposed to expense.  The

Company considered guidance in ASC 505-50-25-7, which states that if fully vested, nonforfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement for goods or services (no specific performance is required by the grantee to retain those equity instruments), then, because of the elimination of any obligation on the part of the counterparty to earn the equity instruments, a measurement date has been reached.  A grantor shall recognize the equity instruments when they are issued (in most cases, when the agreement is entered into).  The Company did consider guidance in ASC 505-50-30-11, which states:

An entity (the issuer, grantor or purchaser) may enter into transactions with non-employees in which equity instruments are issued in exchange for the receipt of goods or services or to provide a sales incentive. The issuer shall measure the fair value of the equity instruments in these transactions using the stock price and other measurement assumptions as of the earlier of the following dates, referred to as the measurement date:

A-   The date at which a commitment for performance by the counterparty to earn the equity instruments is reached.

B-    The date at which the counterparty’s performance is complete.

The Company has revised the disclosure on page F-34 of the Registration Statement to disclose the number of additional warrants deemed probable to be earned.

46.           We note from the disclosures on page 6 and elsewhere throughout the filing that the outstanding warrants to purchase shares of redeemable preferred stock will automatically convert into warrants to purchase shares of common stock upon the closing of this offering.  Please tell us whether this automatic conversion is one of the stated terms in the warrant agreements and if so tell us what consideration you gave to disclosing these terms in the financial statement footnotes.

Response:             The Company has revised the disclosure on page F-37 of the Registration Statement in response to the Staff’s comment.

Part II  Information Not Required in Prospectus

Exhibits, page II-4

47.           On page 110, you refer to proprietary information, inventions assignment, and non-competition and non-solicitation agreements with your executive officers.  Please tell us why you believe these agreements are not “management contracts” as that term is used in paragraph (b)(l 0)(ii)(A) of Item 601 of Regulation S-K.

Response:             In response to the Staff’s comment, the Company advises the Staff that it does not believe that these proprietary information, inventions assignment, non-competition and non-solicitation agreements are “management contracts” as that term is used in paragraph (b)(10) of Item 601 of Regulation S-K because such agreements are (1) entered into in the ordinary course of business with each of the Company’s employees in a non-discriminatory fashion and (2) non-compensatory in nature, principally providing for the assignment of inventions to the Company by the employee that is a party thereto and imposing certain confidentiality, non-solicitation and non-competition obligations on such employee.

48.           We note that an amendment to the certificate of incorporation and a restated certificate of incorporation are filed as “forms” and that those documents will be finalized and filed within the state of incorporation in connection with the closing of the offering.  Please tell us whether you plan to file the definitive documents in reliance upon Rule 462(d) or otherwise.

Response:             In response to the Staff’s comment, the Company advises the Staff that it intends to file the definitive certificate of amendment to its amended and restated certificate of incorporation as an exhibit to the Registration Statement following the filing of such certificate of amendment with the Secretary of State of the State of Delaware, which the Company expects to occur prior to the effectiveness of the Registration Statement.  The Company further advises the Staff that it intends to file the definitive restated certificate of incorporation as an exhibit to a Current Report on Form 8-K reporting the effectiveness of such restated certificate of incorporation with the Secretary of State of the State of Delaware following the closing of this offering.

* * *

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Philip P. Rossetti of this firm at (617) 526-6439.

Very truly yours,

/s/ Jeffrey A. Munsie
Jeffrey A. Munsie

cc:	Albert R. Subbloie, Jr.
Philip P. Rossetti, Esq.